April 24, 2006

VIA EDGAR

Mr. Larry Spirgel
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.  20549

Re:     COMMSCOPE, INC.
        FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
        FILED MARCH 1, 2006
        FILE NO. 1-12929

Dear Mr. Spirgel:

          We are counsel for CommScope, Inc., a Delaware corporation (the "Company"). We refer to your letter dated March 30, 2006 (the "Comment Letter") commenting on the Form 10-K for the fiscal year ended December 31, 2005 (the "2005 Form 10-K") filed by the Company with the Securities and Exchange Commission (the "SEC") on March 1, 2006.

          Set forth below are the Company's responses to the comments of the Staff of the Division of Corporation Finance (the "Staff") numbered to correspond to the numbering of the comments of the Staff in the Comment Letter (a copy of which is attached as Annex A).

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2005
-------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 24
--------------------------------------------------------------------------

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2005 WITH THE YEAR ENDED DECEMBER 31, 2004
-------------------------------------------------------------------------

1. BASED ON YOUR DISCLOSURE AT PAGE 81, IT APPEARS THAT YOUR SEGMENTS CONTRIBUTE IN A DISPROPORTIONATE WAY TO YOUR OPERATING RESULTS. REVISE YOUR DISCLOSURE TO DISCUSS YOUR RESULTS OF OPERATIONS ON A SEGMENT BASIS, AS REQUIRED BY SECTION 501.06 OF THE CODIFICATION OF FINANCIAL REPORTING POLICIES. IN THIS REGARD, WE NOTE THAT YOU DISCUSS INFORMATION REGARDING NET SALES FOR EACH SEGMENT WITHIN MD&A. EXPAND THIS DISCLOSURE TO DISCUSS YOUR SEGMENT MEASURE OF PROFIT OR LOSS, WHICH APPEARS TO BE "OPERATING INCOME (LOSS)," FOR EACH REPORTABLE SEGMENT.

          The Company considered the guidance about MD&A contained in
          Section 501.06(a) of the Codification of Financial Reporting Policies. The Company believes that its current disclosures provide the necessary information for a reader to develop an understanding of its business and operating results. The Company does not believe that a separate section within MD&A to address operating income (loss) by reportable segment would meaningfully add to the overall quality of its disclosure. Each of the material items that affect the comparability of operating income
          (loss) by segment (sales volumes, pricing changes, raw material costs, expense reductions, restructuring costs, recovery of accounts receivable from Adelphia Communications Corporation, the impact of acquiring the Connectivity Solutions business of Avaya Inc. ("Connectivity Solutions") and acquisition related costs) are already addressed within the MD&A. Accordingly, the Company respectfully submits that it does not believe that a revision of its prior disclosures is necessary. The Company intends, however, to begin to add a narrative comparison of operating income
          (loss), by segment, to its MD&A disclosures in its future filings, commencing with the first quarter Form 10-Q for 2006. Solely for the convenience of the Staff in considering the Company's response, the Company has prepared a framework for such additional MD&A disclosure for the first quarter of 2006 (excluding numerical values), a copy of which is attached as Annex B.

OFS BRIGHTWAVE, LLC, PAGE 32
----------------------------

2. WE NOTE THE DISCUSSIONS ON PAGES 32-33 AND PAGES 37-38 OF MD&A CONCERNING OFS BRIGHTWAVE, LLC AND THE NEGOTIATIONS WITH FURUKAWA, AND THE RELATED DISCLOSURE IN FOOTNOTE 5 TO YOUR FINANCIAL STATEMENTS. PLEASE EXPAND YOUR DISCLOSURES HERE AND IN
          NOTE 5 SO THAT THE FACTS AND CIRCUMSTANCES CONCERNING YOUR NEGOTIATIONS WITH FURUKAWA, AND THE IMPACT FROM THE RESULTING AMENDMENTS TO THE AGREEMENTS, ARE WHOLLY TRANSPARENT TO INVESTORS. IN YOUR DISCLOSURES, SEPARATELY ADDRESS EACH OF THE AGREEMENTS IN PLACE PRIOR TO THE NEGOTIATIONS IN JUNE 2004 AND EACH OF THE AGREEMENTS IN PLACE AFTER THE NEGOTIATIONS IN 2004. DISCLOSE THE MATERIAL TERMS, THE BUSINESS PURPOSE, THE FINANCIAL IMPACT, YOUR ACCOUNTING, AND THE BASIS FOR THIS ACCOUNTING AND ADVISE US. YOUR REVISED DISCLOSURES AND SUPPLEMENTAL RESPONSE SHOULD SPECIFICALLY ADDRESS THE FOLLOWING COMMENTS.

          a. REGARDING THE IMPACT OF YOUR NEGOTIATIONS WITH FURUKAWA, IT IS OUR UNDERSTANDING THAT PRIOR TO AMENDING YOUR AGREEMENTS WITH FURUKAWA ON JUNE 14, 2004, COMMSCOPE HAD THE ABSOLUTE AND UNCONDITIONAL RIGHT TO SELL TO FURUKAWA ALL, BUT NOT LESS THAN ALL, OF THE COMPANY'S MEMBERSHIP INTEREST IN OFS BRIGHTWAVE FOR $173,388,000. THIS PUT RIGHT COULD ONLY BE EXERCISED BY THE COMPANY FROM FEBRUARY 15, 2006 TO MARCH 15, 2006. IF FURUKAWA FAILED TO PAY THE EXERCISE PRICE IN FULL WHEN DUE, FURUKAWA WOULD THEN BE REQUIRED TO PAY DEFAULT INTEREST AT A RATE PER ANNUM EQUAL TO THE THREE MONTH LIBOR PLUS 2.75%, AND ALL OF THE COMPANY'S REASONABLE OUT-OF-POCKET COSTS AND EXPENSES INCURRED TO COLLECT PAYMENT OF THE EXERCISE PRICE AND THE DEFAULT INTEREST. ALSO, PURSUANT TO THE STOCKHOLDERS AGREEMENT BETWEEN THE COMPANY AND FURUKAWA, IF THE COMPANY EXERCISED THE PUT RIGHT, FURUKAWA WOULD, AT THAT TIME, HAVE THE RIGHT TO REQUIRE THE COMPANY TO PURCHASE THE 7,656,000 SHARES OF COMMON STOCK OF THE COMPANY OWNED BY FURUKAWA FOR AN AGGREGATE PRICE OF $45,788,262.

          Please note that The Furukawa Electric Co., Ltd. ("Furukawa") owned 7,656,900 (as opposed to 7,656,000) shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), prior to June 14, 2004.

               IT APPEARS THAT IF COMMSCOPE HAD WAITED UNTIL FEBRUARY 15, 2006 TO EXERCISE ITS RIGHT UNDER THE PUT, AND IF FURUKAWA EXERCISED ITS PUT RIGHT, IT COULD HAVE RECEIVED NET CASH OF APPROXIMATELY $127.6 MILLION IN ADDITION TO THE 7,656,000 SHARES OF COMMON STOCK. CLEARLY DISCLOSE THAT THE COMPANY, BY AGREEING TO ACCEPT THE RETURN OF 7.7 MILLION SHARES OF COMMON STOCK IN JUNE 2004, LOST THE OPPORTUNITY TO RECEIVE, AT MOST, NET CASH OF $127.6 MILLION AND THE RETURN OF 7.7 MILLION COMMON SHARES ON FEBRUARY 15, 2006.

          The Company has considered the Staff's comment and believes that the existing disclosure in its MD&A adequately conveys to investors the material terms and impact of its 2004 transactions with Furukawa, which the Company believed at the time were, and continues to believe are, quite beneficial to it. For the reasons set forth below, the Company believes that the transactions enabled it to achieve its dual objectives of an early sale of its equity interest investment in OFS BrightWave, LLC ("OFS BrightWave"), an unprofitable venture, at a fair value and also reacquiring the Common Stock owned by Furukawa, without jeopardizing the Company's liquidity position:

          (i) Beginning in early 2004, the Company began to consider a possible disposition of its interest in OFS BrightWave as soon as practicable. OFS BrightWave had been incurring substantial losses due to greatly reduced demand for fiber optic products and very low factory utilization rates (see Annex C for an excerpt from a report by Morgan Stanley on Furukawa's optical fiber business). In fact, some independent analysts viewed the enterprise value of OFS as "close to zero" (see Annex D for an excerpt from a report by NikkoCitigroup). As a result of its equity interest in OFS BrightWave, the Company itself had incurred approximately $124 million in losses, on an after tax basis, over the prior four years. The Company had tried to monetize its right to sell its equity interest in OFS BrightWave to Furukawa (the "CommScope Transfer Right"), but was unsuccessful in such attempts.

          (ii) The Company was concerned about whether Furukawa would be able to make the required payment of $173,338,000 if the Company waited until February 2006 to exercise the CommScope Transfer Right. Furukawa was experiencing heavy operating losses (approximately $1.3 billion of losses in its fiscal year ended March 2004) and also had suspended its dividend payment for the first time since 1949, and the Company was worried that Furukawa might have encountered difficulty making a substantial cash payment to the Company due to liquidity concerns.

          (iii) The Company was concerned that Furukawa might contest the enforceability of its obligations under the CommScope Transfer Right or take other actions which would hinder the Company's ability to collect the required cash payment. The Company's relationship with Furukawa's senior management was changing in 2004, as OFS BrightWave had new management and Furukawa had a new CEO. Under these circumstances the Company believed that the ultimate collection of the required cash payment upon exercise of the CommScope Transfer Right might have been difficult or taken a prolonged effort.

          (iv) Although the Company wanted to repurchase its shares from Furukawa, it had limited cash reserves with which to fund such repurchase. In January 2004 the Company completed the acquisition of the Connectivity Solutions business, which effectively doubled the size of the Company and required a $250,000,000 cash payment from the Company (of which only $100,000,000 was funded from borrowings under the Company's senior secured credit facility, with the remainder being funded from available cash). As indicated in the Company's response to Item 2(d), even if the Company had sought to repurchase the shares for cash, such payment would have been subject to various contractual restrictions (including under the Company's senior secured credit facility), and the Company may not have been able to obtain the consents needed to consummate the transaction.

          (v) Furukawa only had the right, not the obligation, to sell to the Company its Common Stock at a price of $5.98 per share, and the Company therefore could not assume it would have been able to acquire such Common Stock at that price. Given that the average price per share of the Common Stock for the period from February 15, 2006 to March 15, 2006 was $25.11, which was substantially in excess of the price per share Furukawa would have received upon exercise of its right, it is highly unlikely that Furukawa would have exercised its right. As the Company had granted Furukawa registration rights with respect to its shares under certain circumstances (including upon exercise of the CommScope Transfer Right), it is far more likely that Furukawa would have attempted to sell the shares on the open market rather than to the Company at a highly reduced rate, an event that the Company believes would have had a negative impact on the Company's share price in the open market.

          Accordingly, early in 2004, the Company began considering ways to restructure its relationship with Furukawa in advance of the date in 2006 when it could exercise the CommScope Transfer Right. The transactions of June 2004, a result of extensive negotiations between the Company and Furukawa, ultimately both (1) ensured that the Company could realize a significant financial benefit from an early sale of its equity interest, through acceleration of the date on which the CommScope Transfer Right could be exercised, by eliminating the credit and collection risks inherent in delaying that exercise and (2) enabled the Company to acquire approximately 12% of its then outstanding Common Stock at a reasonable price, without reducing its liquidity.

          If the Company had waited until February 15, 2006 to exercise the CommScope Transfer Right, as the Staff suggests, and then attempted to reacquire the 7.7 million shares held by Furukawa (thereby putting itself in the same position as resulted from the June 2004 amendments), the Company believes, based on the contract terms and what it knows now, that the most likely scenario would have been as follows:

          (i) Furukawa would have sold the Common Stock in the market, or to the Company, to fund the payment of $173,388,000 to the Company pursuant to the CommScope Transfer Right, and

          (ii) the Company would have received $173.3 million (assuming Furukawa would have been able and willing to make the required cash payment to the Company), but if the Company had wished to acquire the shares once held by Furukawa, the Company would have had to pay either approximately $218 million (using for purposes of this calculation the closing price of the Common Stock, $28.55, on March 31, 2006) to repurchase the 7.7 million shares of its Common Stock in the market or approximately $195 million (assuming an exercise date of March 31, 2006) if the shares could have been acquired from Furukawa at the 90% call price.

          Accordingly, had the Company waited to exercise the CommScope Transfer Right until February 15, 2006 and subsequently sought to reacquire the shares, the Company would have expended approximately an additional $22 million to $45 million in cash in excess of the $173.3 million it would have received upon exercise of the CommScope Transfer Right, an excess it did not have to pay as a result of the June 2004 amendments.

          The Company believes that it has adequately disclosed the accounting treatment for the Furukawa transaction on page 32 of the 2005 Form 10-K, as set forth below:

               "The OFS BrightWave transaction resulted in a net pretax gain of $121.3 million ($76.4 million net of tax or $1.13 per diluted share) during 2004. This gain represents (1) the fair value of the common stock received by us in exchange for the transfer of our ownership interest in OFS BrightWave to Furukawa, plus (2) the realized gain from our cumulative equity method share of OFS BrightWave's unrealized foreign currency translation gains previously recorded in accumulated other comprehensive loss, less (3) an $11 million impairment charge related to fully impairing a $30 million note receivable from OFS BrightWave. This transaction does not affect our right to receive full payment from OFS BrightWave under the $30 million note due in November 2006, based on its original terms. We have continued to receive quarterly interest payments in accordance with the terms of the note."

          b. FURTHER, YOU SHOULD EXPLAIN IN MD&A WHY YOU AGREED TO ACCEPT THE RETURN OF 7.7 MILLION SHARES OF YOUR COMMON STOCK ON JUNE 14, 2004 IN LIEU OF $173.4 MILLION IN CASH IN FEBRUARY 2006 IN EXCHANGE FOR YOUR INVESTMENT IN OFS BRIGHTWAVE.

          The Company does not believe that any further discussion is necessary in MD&A for the reasons set forth below. In addition to the reasons set forth in the Company's response to Item 2(a) (including the $121.3 million pre-tax gain on the transaction and concerns about whether Furukawa would fund the cash payment), the Company notes that the June 2004 transactions enabled it to dispose of its entire equity interest in OFS BrightWave almost two years earlier than would otherwise have been possible had the right to exercise the CommScope Transfer Right not been accelerated, a significant benefit in light of the substantial losses incurred by the Company due to its ownership of such equity interest (approximately $124 million over 4 years on an after-tax basis) and the ongoing difficulties in the fiber optic market.

          c. CLEARLY EXPLAIN TO INVESTORS HOW THE JUNE 2004 AMENDMENTS TO THE EXISTING CONTRACTUAL AGREEMENTS WERE "FOR THE MUTUAL BENEFIT OF BOTH PARTIES." IN THIS DISCUSSION, DISCLOSE THE CLOSING PRICE OF YOUR COMMON STOCK ON JUNE 14, 2004 AND EXPLAIN WHY YOU EFFECTIVELY PAID A PREMIUM TO BUY BACK YOUR STOCK. QUANTIFY THIS PREMIUM OVER THE THEN CURRENT MARKET VALUE OF YOUR COMMON STOCK, YOUR CALL RIGHT PRICE, AND THE FURUKAWA PUT PRICE. IF THE AMENDMENTS TO THE AGREEMENTS WERE TO THE DETRIMENT OF THE COMPANY, AS IT APPEARS, YOU SHOULD CLEARLY SAY SO AND REMOVE ALL SUGGESTIONS OTHERWISE.

          The Company has considered the Staff's comment but believes that the existing disclosure adequately conveys to investors that the June 2004 amendments were in fact beneficial to both the Company and Furukawa, as set forth in the Company's response to Items 2(a) and (b).

          The closing price of the Common Stock on June 14, 2004 was $17.28 per share. The Company specifically notes that on June 15, 2004, the day on which the amendments were publicly disclosed, the Common Stock price rose by approximately 10% to $18.96 per share, and that by June 30, 2004 the Common Stock price had increased to $21.45 per share. This response appears to indicate that the market viewed the restructuring of the Company's relationship with Furukawa as beneficial to the Company.

          The Company believes that a non-monetary exchange involving a highly illiquid asset (the equity interest in OFS BrightWave), pursuant to an accelerated CommScope Transfer Right, is significantly different than an open market cash purchase of the shares. As a result, the Company does not believe that it paid a premium to reacquire the shares and does not think the nominal value, based on the cash payment the Company could have received upon exercise of the CommScope Transfer Right, of the shares acquired is meaningful. The Company's call right price (which was variable) was $15.56 per share on June 14, 2004, and the Furukawa put price was $5.98 per share. The Company notes that the Common Stock is currently trading at a price ($28.55 as of the close of business on March 31, 2006) that greatly exceeds its trading price at the time of the June 2004 transaction ($17.28 per share). This further supports the Company's view that the amendments were beneficial to the Company.

          Finally, the Company notes that the June 2004 amendments enabled the Company to reacquire the Common Stock owned by Furukawa without making a cash payment, which the Company considered a significant benefit given its liquidity position at the time as well as potential restrictions in its debt agreements relating to such payments (as described in the Company's responses to Items 2(a) and 2(d)).

          With respect to Furukawa, the Company notes in particular that the amendments enabled Furukawa to avoid making a substantial cash payment upon exercise of the CommScope Transfer Right, and that Furukawa stated in its public filings that it believed the transaction would generate a number of positive effects (including further enhancing efficiencies in its management of OFS BrightWave) (see Annex E).

          d. DESCRIBE, IN DETAIL, THE TERMS OF THE CALL RIGHT HELD BY COMMSCOPE (SECTION 6.1 OF THE STOCKHOLDERS AGREEMENT DATED OCTOBER 9, 2002) AND EXPLAIN TO INVESTORS WHY THE COMPANY CHOSE NOT TO PURCHASE THE 7.7 MILLION SHARES OF COMMON STOCK AT 90% OF THE FAIR MARKET VALUE.

          The Company has considered the Staff's comment but believes that additional disclosure would not be material to investors, since the exercise of the call right would not have achieved the Company's key objectives.

          The call right enabled the Company to purchase all, but not less than all, of the shares owned by Furukawa for a price of $45,788,262; provided that, if the fair market value of the shares (defined as the product of (i) the number of shares owned by Furukawa and (ii) the average per share closing price for the 10 trading days immediately preceding the exercise date) exceeded $59,524,741, the purchase price for the shares would be 90% of their fair market value. The Company could exercise this right at any time upon not less than 10 nor more than 20 calendar days written notice to Furukawa.

          The exercise of the call right would have required a significant upfront cash payment from the Company. As described in the Company's response to Item 2(a), the Company in January 2004 completed the acquisition of the Connectivity Solutions business, a major acquisition that was partially funded from the Company's cash reserves. While the Company's $250,000,000 convertible debenture offering in March 2004 improved its liquidity position to a certain extent, a majority of the proceeds from this offering was used to retire the Company's outstanding convertible notes and to repay borrowings under its senior secured credit facility. Furthermore, even if the Company had sought to exercise the call right, the making of such payment would have been subject to various contractual restrictions (including under the Company's senior secured credit facility), and the Company may not have been able to obtain the consents needed to consummate the transaction. The Company therefore viewed the opportunity to dispose of its equity interest in OFS BrightWave and reacquire its Common Stock without depleting its cash reserves as a substantial benefit.

          e. DISCUSS IN MD&A THE IMPACT OF YOUR OPTICAL FIBER SUPPLY AGREEMENT WITH FURUKAWA, DATED JUNE 14, 2004, ON YOUR GROSS MARGINS AND ADVISE US IN DETAIL. TELL US IF YOU RECEIVED FAVORABLE PRICING IN THIS ARRANGEMENT. IN YOUR RESPONSE, PLEASE COMPARE FOR US THE PRICING OF EACH ITEM COVERED UNDER THE OPTICAL FIBER SUPPLY AGREEMENT WITH OFS FITEL, LLC DATED JUNE 14, 2004, AND THE OPTICAL FIBER SUPPLY AGREEMENT CITED IN SECTION 5.2 OF THE MEMORANDUM OF UNDERSTANDING DATED NOVEMBER 15, 2001.

          As discussed in the Company's response to Item 2(f), the Company believes that the pricing it received in the 2004 Supply Agreement is consistent with its experience in negotiating supply agreements generally, given both the declining prices in the fiber optic market generally and the Company's status as the largest customer of OFS Fitel, LLC ("OFS Fitel").

          The execution of the Supply Agreement dated June 14, 2004 (the "2004 Supply Agreement") may have had a positive impact on the Company's gross margins in that it reduced the cost of optical fiber, a key raw material for certain of its products, from the then-current pricing. However, the pricing in the 2004 Supply Agreement is largely reflective of market prices at the time, so it is impossible to say whether or not the Company could have achieved the same favorable pricing by using the price adjustment mechanism provided in the November 16, 2001 Supply Agreement (the "2001 Supply Agreement"), which is the agreement referenced in the November 15, 2001 Memorandum of Understanding. Further, to the extent the execution of the 2004 Supply Agreement did have an effect on the Company's gross margins, the Company does not believe this effect was material, since fiber optic cables make up a relatively small part (5.8% in 2004 and 5.2% in 2005) of the Company's overall sales. Consequently, the Company does not believe that a detailed discussion of the effect of this agreement on gross margins is necessary or appropriate in MD&A.

          The 2004 Supply Agreement provided initial pricing for 12 products. Two of the products (6F Multimode Fiber - 6.25 (200/500) and 8W AllWave or comparable zero or low water peak fiber) accounted for over 80% of the optical fiber purchased by the Company from OFS Fitel in 2004 and 2005. With respect to most covered products, the pricing included in the 2004 Supply Agreement reflects further reductions from then-current pricing, as noted in the table below. Based on the Company's internal analysis of February 2004 (which is being provided to the SEC in a supplemental submission due to its confidential nature), it appears that these reductions were consistent with the overall market for comparable optical fibers.

          The following table provides the percentage by which the prices included in the 2004 Supply Agreement changed from (1) pricing in effect from January 1, 2004 through June 14, 2004 under the 2001 Supply Agreement, and (2) the initial prices under the 2001 Supply Agreement. The price lists under the 2004 Supply Agreement and the 2001 Supply Agreement, as well as information on actual pricing during the months leading up to the execution of the 2004 Supply Agreement, are being provided in a supplemental submission due to the confidential nature of this information.


--------------------------------------------------    -------------------  -------------------
PRODUCT                                                % CHANGE FROM        % REDUCTION FROM
                                                        THEN-CURRENT      INITIAL 2001 SUPPLY
                                                         PRICING[1]        AGREEMENT PRICING
--------------------------------------------------    -------------------  -------------------
8M Matched Clad Single-Mode Fiber                         -4.96%               -55.77%
-------------------------------------------------- --------------------- ---------------------
Depressed Clad Single-Mode Fiber                           [2]                   [2]
-------------------------------------------------- --------------------- ---------------------
6F Multimode Fiber - 62.5 (200/500)                    0% to -8.22%            -27.17%
-------------------------------------------------- --------------------- ---------------------
6U Multimode Fiber - 62.5 (220/1000)                 +5.97% to -0.07%          -29.70%
-------------------------------------------------- --------------------- ---------------------
5H Multimode Fiber - 50.0 (500/500)                   +1.6% to -5.9%             [3]
-------------------------------------------------- --------------------- ---------------------
5L LaserWave 300 Fiber                                   -21.67%                 [3]
-------------------------------------------------- --------------------- ---------------------
5M LaserWave G+ 150 Fiber                                 -2.81%                 [3]
-------------------------------------------------- --------------------- ---------------------
8W AllWave or comparable zero or low water peak          -10.07%               -69.51%
fiber
-------------------------------------------------- --------------------- ---------------------
8T TrueWave fiber                                         -2.70%                 [3]
-------------------------------------------------- --------------------- ---------------------
5K LaserWave 500 fiber                                   -34.09%                 [3]
-------------------------------------------------- --------------------- ---------------------
5D Multimode Fiber - 50um (3500/500)                       [4]                   [3]
-------------------------------------------------- --------------------- ---------------------
5J Multimode Fiber - 50um (4500/500)                       [4]                   [3]
-------------------------------------------------- --------------------- ---------------------

     [1] The information in this column is based on actual pricing for representative orders placed during the period from 1/1/04 through 6/14/04 and/or OFS Fitel quotes used in an internal competitive analysis prepared by the Company in February of 2004. Actual pricing information and the February 2004 analysis are being provided in a supplemental submission due to the confidential nature of this information. Negative numbers (indicated by "-" signs) indicate a reduction in pricing. Where ranges are provided, the Company's records indicate that it received multiple quotes and/or actual sale prices for this product during the first six months of 2004.
     [2] The 2004 Supply Agreement does not provide a fixed price for this product.
     [3] The 2001 Supply Agreement does not provide a fixed price for this product.
     [4] The Company had no orders with or quotes from OFS Fitel for this product during the period from 1/1/04 through 6/14/04.

     f. EXPLAIN TO US WHY YOU ENTERED INTO THE OPTICAL FIBER SUPPLY AGREEMENT ON JUNE 14, 2004. TELL US WHY IT WAS NECESSARY TO ENTER INTO THE AGREEMENT ON THIS DATE AND NOT NECESSARY IN AN EARLIER PERIOD. EXPLAIN TO US THE CONSIDERATION GIVEN BY MANAGEMENT AND FURUKAWA TO THE TERMS OF THE AMENDMENTS TO YOUR OTHER AGREEMENTS WHEN NEGOTIATING THE TERMS OF THE OPTICAL FIBER SUPPLY AGREEMENT. ALSO, TELL US IF ALL THE MATERIAL TERMS OF THE OPTICAL FIBER SUPPLY AGREEMENT, INCLUDING THE INITIAL PRICES FOR THE PRODUCTS DETERMINED IN ACCORDANCE WITH APPENDIX A, WERE CONSISTENT WITH WHAT WAS COMMERCIALLY AVAILABLE TO THE COMPANY FROM OTHER SUPPLIERS OF SUBSTANTIALLY SIMILAR PRODUCTS ON JUNE 14, 2004. PLEASE PROVIDE US UNREDACTED COPIES OF THIS AGREEMENT AND THE AGREEMENT CITED IN SECTION 5.2 OF THE MEMORANDUM OF UNDERSTANDING DATED NOVEMBER 15, 2001.

     The 2001 Supply Agreement was scheduled to expire by its terms on November 16, 2004, and both the Company and Furukawa were interested in extending the agreement. Significantly, some of the products covered by the 2001 Supply Agreement, and subsequently included in the 2004 Supply Agreement, were not necessarily available from other suppliers, as they were based on proprietary technology owned or licensed by OFS Fitel. Given these facts, it would not be unusual for the Company to commence discussions with an important vendor six to twelve months prior to the expiration of a supply agreement, so the timing of the Company's negotiations with regards to the supply relationship was in line with its normal practices. Further, since the Company was seeking to amend its other agreements with Furukawa and dispose of its equity interest in OFS BrightWave at this time, management believed it was also appropriate to open discussions relating to the supply agreement in the hopes that the Company could obtain a consistent future supply of high quality optical fiber after the termination of its ownership interest in OFS BrightWave, at market-competitive pricing. It was not necessary to enter into a new supply agreement at an earlier date because the existing agreement was not due to expire until November 2004. Further, since pricing from OFS Fitel had been maintained at reasonably competitive levels during the period prior to June 2004, there were no grounds to terminate or renegotiate the 2001 agreement.

     The Company notes that, although the June 2004 contractual amendments provided the Company with the opportunity to open discussions with Furukawa relating to the supply agreement, little if any consideration was given by the Company's management to the terms of the amendments to the other agreements when negotiating the terms of the 2004 Supply Agreement. Negotiations with respect to the 2004 Supply Agreement were primarily handled by the Company's Vice President for procurement, who had minimal involvement in negotiations relating to the other agreements.

     The Company cannot address what consideration Furukawa may have given to the terms of the other agreements while negotiating the 2004 Supply Agreement.

     Based on the then-current pricing provided by OFS Fitel, as well as information gathered by the Company in connection with the February 2004 competitive analysis referenced above, the Company believes that the initial pricing terms included in the 2004 Supply Agreement were favorable to the Company and were consistent with or better than alternative vendors' pricing. As for other terms, the Company believes that the 2004 Supply Agreement is favorable to the Company in that it provides for a committed supply of the high quality optical fibers needed by the Company into June 2008. In most cases, the terms of the 2004 Supply Agreement are identical to the 2001 Supply Agreement and conform to the Company's standard forms and practices. In light of both the declining state of the fiber optic market and the Company's status as OFS Fitel's largest customer, however, the Company considers the favorable pricing and other terms it received in the 2004 Supply Agreement to be entirely consistent with its experiences in negotiating supply agreements generally.

     The 2001 Supply Agreement and the 2004 Supply Agreement are being provided to the Staff in a supplemental submission. The Company notes that it previously filed a confidential treatment request with respect to the pricing information and other sensitive commercial terms of the 2004 Supply Agreement (dated June 15, 2004, subsequently amended on August 13, 2004), and was granted confidential treatment, pursuant to your Order dated September 27, 2004 (File No. 001-12929; CF Control No. 15421). The Company voluntarily filed the 2004 Supply Agreement with the SEC in the context of filing the agreements relating to the restructuring of the Company's relationship with Furukawa, even though it did not consider it a material agreement by itself. The 2001 Supply Agreement requested by the Staff has not been filed with the SEC (as the Company did not consider it a material agreement), and is thus not publicly available. Likewise, the additional pricing information referenced herein that is being provided in the Company's supplemental submission is not publicly available and includes sensitive competitive information. Accordingly, simultaneously with this letter, the Company is delivering the two supply agreements and the additional pricing information to the Staff by hand, and requests that the Staff return such agreements and information to the Company after its review.

NOTE 6 - RESTRUCTURING CHARGE AND EMPLOYEE TERMINATION BENEFITS
---------------------------------------------------------------

3. WE NOTE THAT YOU HAVE IDENTIFIED PRODUCTION EQUIPMENT THAT WILL BE AVAILABLE FOR SALE PENDING THE CONSOLIDATION OF CERTAIN PRODUCTION OPERATIONS IN OTHER FACILITIES. YOU HAVE RECORDED THIS EQUIPMENT AT ITS ESTIMATED NET REALIZABLE VALUE UPON SALE PLUS AN ESTIMATE OF ITS REMAINING UTILITY WHILE STILL IN SERVICE. CLARIFY FOR US WHETHER YOU CONTINUE TO CLASSIFY THIS EQUIPMENT AS ASSETS TO BE HELD AND USED UNDER SFAS 144 AND WHETHER YOU CONTINUE TO DEPRECIATE THESE ASSETS. IF SO, TELL US HOW YOU DETERMINED THAT THIS RECORDED AMOUNT REPRESENTS FAIR VALUE, WHICH IS THE REQUIRED MEASUREMENT BASIS FOR ASSETS TO BE HELD AND USED.

          The production equipment that has been identified as excess, pending the consolidation of certain production operations in other facilities, is classified as assets to be held and used and the Company has continued to depreciate these assets, based on their expected remaining useful lives. In determining the amounts at which the assets should be valued, the Company considered the estimated selling price expected to be received for the assets once they were no longer in use (based on the Company's experience from recent sales of similar equipment) and the net cash flow expected to be derived from the assets over the period they were projected to remain in use. These cash flows were not discounted due to the short period of time (up to seven months) between when the decision was made regarding the disposition of the assets and the expected disposal date. The Company believes that this represents a reasonable estimate of the fair value of the assets.

          As requested, attached as Annex F to this letter is a statement from the Company acknowledging that (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act of 1934, as amended, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings, and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

          Please address any comments that the staff may have with respect to this letter to me at (212) 859-8076.

                                                  Very truly yours,

                                                  /s/ Lois Herzeca
                                                  -----------------
                                                  Lois Herzeca

cc:  Frank B. Wyatt, II
     CommScope, Inc.

                                  ANNEX A

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

Mail Stop 3720

                                                          March 30, 2006




Mr. Jearld L. Leonhardt
Chief Financial Officer
CommScope, Inc.
1100 CommScope Place, S.E.
P.O. Box 339
Hickory, NC 28602

        RE:    COMMSCOPE, INC.
               FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2005
               FILED MARCH 1, 2006
               FILE NO. 1-12929

Dear Mr. Leonhardt:

          We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

          Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005
-------------------------------------------------

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24
--------------------------------------------------------------------------

Comparison of Results of Operations for the Year Ended December 31, 2005 with the Year Ended December 31, 2004
--------------------------------------------------------------------------

1. Based on your disclosure at page 81, it appears that your segments contribute in a disproportionate way to your operating results. Revise your disclosure to discuss your results of operations on a segment basis, as required by Section 501.06 of the Codification of Financial Reporting Policies. In this regard, we note that you discuss information regarding net sales for each segment within MD&A. Expand this disclosure to discuss your segment measure of profit or loss, which appears to be "operating income (loss)," for each reportable segment.

OFS Brightwave, LLC, page 32
----------------------------

2. We note the discussions on pages 32-33 and pages 37-38 of MD&A concerning OFS BrightWave, LLC and the negotiations with Furukawa, and the related disclosure in footnote 5 to your financial statements. Please expand your disclosures here and in note 5 so that the facts and circumstances concerning your negotiations with Furukawa, and the impact from the resulting amendments to the agreements, are wholly transparent to investors. In your disclosures, separately address each of the agreements in place prior to the negotiations in June 2004 and each of the agreements in place after the negotiations in 2004. Disclose the material terms, the business purpose, the financial impact, your accounting, and the basis for this accounting and advise us. Your revised disclosures and supplemental response should specifically address the following comments.

          a. Regarding the impact of your negotiations with Furukawa, it is our understanding that prior to amending your agreements with Furukawa on June 14, 2004, CommScope had the absolute and unconditional right to sell to Furukawa all, but not less than all, of the Company's membership interest in OFS Brightwave for $173,388,000. This put right could only be exercised by the Company from February 15, 2006 to March 15, 2006. If Furukawa failed to pay the exercise price in full when due, Furukawa would then be required to pay default interest at a rate per annum equal to the three month LIBOR plus 2.75%, and all of the Company's reasonable out-of-pocket costs and expenses incurred to collect payment of the exercise price and the default interest. Also, pursuant to the Stockholders Agreement between the Company and Furukawa, if the Company exercised the put right, Furukawa would, at that time, have the right to require the Company to purchase the 7,656,000 shares of common stock of the Company owned by Furukawa for an aggregate price of $45,788,262.

               It appears that if CommScope had waited until February 15, 2006 to exercise its right under the put, and if Furukawa exercised its put right, it could have received net cash of approximately $127.6 million in addition to the 7,656,000 shares of common stock. Clearly disclose that the Company, by agreeing to accept the return of 7.7 million shares of common stock in June 2004, lost the opportunity to receive, at most, net cash of $127.6 million and the return of 7.7 million common shares on February 15, 2006.

          b. Further, you should explain in MD&A why you agreed to accept the return of 7.7 million shares of your common stock on June 14, 2004 in lieu of $173.4 million in cash in February 2006 in exchange for your investment in OFS BrightWave.

          c. Clearly explain to investors how the June 2004 amendments to the existing contractual agreements were "for the mutual benefit of both parties." In this discussion, disclose the closing price of your common stock on June 14, 2004 and explain why you effectively paid a premium to buy back your stock. Quantify this premium over the then current market value of your common stock, your Call Right price, and the Furukawa put price. If the amendments to the agreements were to the detriment of the Company, as it appears, you should clearly say so and remove all suggestions otherwise.

          d. Describe, in detail, the terms of the Call Right held by CommScope (Section 6.1 of the Stockholders Agreement dated October 9, 2002) and explain to investors why the Company chose not to purchase the 7.7 million shares of common stock at 90% of the fair market value.

          e. Discuss in MD&A the impact of your optical fiber supply agreement with Furukawa, dated June 14, 2004, on your gross margins and advise us in detail. Tell us if you received favorable pricing in this arrangement. In your response, please compare for us the pricing of each item covered under the Optical Fiber Supply Agreement with OFS FITEL, LLC dated June 14, 2004, and the Optical Fiber Supply Agreement cited in Section 5.2 of the Memorandum of Understanding dated November 15, 2001.

          f. Explain to us why you entered into the Optical Fiber Supply Agreement on June 14, 2004. Tell us why it was necessary to enter into the agreement on this date and not necessary in an earlier period. Explain to us the consideration given by management and Furukawa to the terms of the amendments to your other agreements when negotiating the terms of the Optical Fiber Supply Agreement. Also, tell us if all the material terms of the Optical Fiber Supply Agreement, including the initial prices for the products determined in accordance with Appendix A, were consistent with what was commercially available to the Company from other suppliers of substantially similar products on June 14, 2004. Please provide us unredacted copies of this agreement and the agreement cited in Section 5.2 of the Memorandum of Understanding dated November 15, 2001.


Note 6 - Restructuring Charge and Employee Termination Benefits
---------------------------------------------------------------

3. We note that you have identified production equipment that will be available for sale pending the consolidation of certain production operations in other facilities. You have recorded this equipment at its estimated net realizable value upon sale plus an estimate of its remaining utility while still in service. Clarify for us whether you continue to classify this equipment as assets to be held and used under SFAS 144 and whether you continue to depreciate these assets. If so, tell us how you determined that this recorded amount represents fair value, which is the required measurement basis for assets to be held and used.


                                  * * * *


          As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

          We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

          In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

o the company is responsible for the adequacy and accuracy of the disclosure in the filings;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

          You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                             Sincerely,


                                             /s/ Robert S. Littlepage, Jr.
                                             -----------------------------
                                             for Larry Spirgel
                                             Assistant Director

                                  ANNEX B

The following illustrative draft is being provided solely for the convenience of the Staff in considering the Company's response:

COMPARISON OF RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2006 WITH THE THREE MONTHS ENDED MARCH 31, 2005


                        THREE MONTHS ENDED MARCH 31,
                   -----------------------------------------
                          2006                   2005
                     ------------------- -------------------
                               % OF                    % OF
                     $         NET          $          NET       DOLLAR       %
                 (MILLIONS)   SALES     (MILLIONS)    SALES      CHANGE     CHANGE
                 ----------   ---------  ---------    ---------  ---------  --------
Net sales         $                %    $  309.1      100.0%     $               %
Gross profit                                72.2       23.4
SG&A expense                                53.9       17.4
R&D expense                                  7.8        2.5
Restructuring costs                          2.0        0.6
Net income                                   5.5        1.8
Net income per
  diluted share                             0.09


NET SALES

          Overall, the increase/decrease in net sales is attributable to growth in domestic and international sales in both the Enterprise and Broadband segments and domestically for the Carrier segment. The improvement/reduction in net sales can be attributed to the positive impact of price increases implemented for certain products during 2005 in response to significant increases in the costs of raw materials, improved project business and improved economic conditions for the telecommunications industry, offset by _____________. For further details by segment, see Segment Results below.

GROSS PROFIT (NET SALES LESS COST OF SALES)

          The year-over-year increase/decrease in gross profit of $xx.x million was primarily due to the impact of _______. The increase/decrease in gross profit margin to xx.x% from 23.4% was primarily due to the impact of _________. Also contributing to the increase/decrease in gross profit margin during the first quarter of 2006 were the positive/negative effects of changes in sales mix among our various product lines and the impact of the implementation of price increases on certain product lines.

          We expect additional increases in the costs of certain raw materials, such as plastics and other polymers, which are derived from oil and natural gas, and copper to result in increased cost of sales. The inability to achieve higher sales volume and continued cost efficiencies to offset the increasing costs of raw materials could result in lower gross profit and gross profit margin.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

          The year-over-year increase/decrease in selling, general and administrative expense ("SG&A") of $xx.x million was primarily due to ________. The increase/decrease in SG&A expense, as a percentage of sales, can be primarily attributed to increases in selling costs related to bringing new products to market and marketing existing products, offset by
____________.

RESEARCH AND DEVELOPMENT

          Research and development ("R&D") expense increased/decreased $x.x million year over year primarily due to ________. R&D expense as a percentage of net sales increased/decreased moderately to x.x% for the three months ended March 31, 2006 compared to 2.5% for the three months ended March 31, 2005. This year-over-year increase/decrease in R&D expense as a percentage of net sales is mainly due to the ongoing R&D activities related to bringing new products to market and to modifying existing products to better serve our customers.

RESTRUCTURING COSTS

          We recognized pretax restructuring costs of $X.X million in the first quarter of 2006. These costs resulted from the continued implementation of the global manufacturing initiatives which began during the third quarter of 2005. Included in the first quarter costs were employee-related costs of $X.X million, which consisted of expected severance costs and related fringe benefits, accrued over the remaining period employees are required to work in order to receive benefits, equipment relocation costs of $X.X million, which consisted of costs directly related to shift manufacturing capacity among our global manufacturing facilities and include costs to uninstall, pack, ship and re-install equipment as well as costs to prepare the receiving facility to accommodate the equipment. During the first quarter of 2005, we recognized $2.0 million of pretax restructuring costs related to the continued implementation of the organizational and cost reduction initiatives at the Omaha facility of Connectivity Solutions Manufacturing, Inc., our wholly-owned manufacturing subsidiary, which began during the fourth quarter of 2004.

          We anticipate that we will recognize additional pretax restructuring charges of up to $X million to complete the implementation of the global manufacturing initiatives and that such costs will be substantially incurred during 2006.

NET INTEREST EXPENSE

          The increase/decrease in net interest expense was primarily due to the impact of ___________. Our weighted average effective interest rate on outstanding borrowings, including amortization of associated long-term financing costs, increased/decreased to x.xx% as of March 31, 2006 compared to 2.74% as of December 31, 2005. This increase/decrease in our effective interest rate was mainly due to ________ and was offset by increases in LIBOR and other short-term interest rates.

INCOME TAXES

          Our effective income tax rate was xx.x% for the three months ended March 31, 2006 compared to 24.7% for the three months ended March 31, 2005. The increase/decrease in our effective income tax rate was primarily due to continuing benefits derived from our expanded international activities in lower tax rate jurisdictions, offset by __________.

SEGMENT RESULTS

                         THREE MONTHS      THREE MONTHS
                            ENDED              ENDED
                          MARCH 31,          MARCH 31,
                            2006               2005
                       -----------------  ----------------

                                % of               % of
                       Net      Net       Net      Net       Dollar      %
                       Sales    Sales     Sales    Sales     Change      Change
                       -------  -------  -------  --------  ---------- ---------
Net sales by segment:
Enterprise             $               %  $157.7     51.0%   $                %
Broadband                                  108.1     35.0
Carrier                                     44.1     14.3
Inter-segment
eliminations                 )         )    (0.8)    (0.3)           )
                       -------  --------  ------- --------  ----------

Consolidated net sales $          100.0%  $309.1    100.0%  $                 %
                       =======  ========  ======= ========  ==========

Total domestic sales   $               %  $205.8     66.6%  $                 %
Total international
sales                                      103.3     33.4
                       -------- --------  ------- --------  ----------
Total worldwide sales  $          100.0%  $309.1    100.0%  $                 %
                       ======== ========  ======= ========  ==========

Operating income (loss)
by segment:

Enterprise             $                  $  8.9            $                 %
Broadband                                    6.5
Carrier                                     (6.9)
                       --------           -------           ----------
Consolidated
operating income       $                  $  8.5            $                 %
                       ========           =======           ==========


ENTERPRISE SEGMENT

          The Enterprise segment consists mainly of structured cabling systems for business enterprise applications. The segment also includes coaxial cable for various video and data applications.

          The increase/decrease in Enterprise segment net sales was primarily driven by the effect of price increases, improved project business and the introduction of new products and offset by ______. The Enterprise segment realized increases/decreases in net sales both domestically and internationally. We implemented price increases for certain Enterprise products during 2005 and the first quarter of 2006 as a result of significant increases in the cost of certain raw materials.

          We expect demand for Enterprise products to be driven by the ongoing need for bandwidth and high-performance structured cabling in the enterprise market and affected by global information technology spending, among other things.

          The increase/decrease in Enterprise segment operating income is primarily attributable to __________ and __________ and was somewhat offset by _______.

BROADBAND SEGMENT

          The Broadband segment primarily consists of coaxial cable, fiber optic cable and conduit for cable television system operators. These products support multi-channel video, voice and high-speed data services for residential and commercial customers using Hybrid Fiber Coaxial architecture.

          The increase/decrease in net sales of Broadband products primarily resulted from price increases implemented for certain products to mitigate the significant increase in raw material costs and strong domestic and international sales for most of our product lines, offset by ________. The domestic sales increase can be also attributed to continued maintenance needs of our large cable television system operator customers. Net sales increased internationally in most regions and such increase can be attributed to new projects and maintenance projects initiated by international customers.

          The increase/decrease in Broadband segment operating income is primarily attributable to __________ and __________ and was somewhat offset by _______.

CARRIER SEGMENT

          The Carrier segment consists of secure environmental enclosures for electronic devices and equipment, structured cabling solutions for telephone central offices and cables and components used by wireless providers to connect antennae to transmitters. These products are primarily used by telecommunications service providers or "carriers."

          The Carrier segment net sales increased/decreased by X.X% on a year over year basis. The wireless product group within this segment reported _______ sales growth both domestically and internationally. We have developed relationships with new customers, who are generally purchasing a higher volume of products. We have made substantial progress communicating the Cell Reach(R) value proposition to new and existing customers, both domestically and internationally, which was the primary contributor to the increase in sales of wireless products. In addition, the improvement in general economic conditions has led to increased spending by the major wireless carriers. Also impacting the increase/decrease in net sales of wireless products was _______.

          There was an increase/decrease in net sales of the Integrated Cabinet Solutions (ICS) product group. The ICS business is somewhat project-driven in nature. Although ICS net sales increased/decreased due to higher/lower volume, ICS net sales were also impacted by an increase/decrease in shipments of integrated cabinets related to Digital Subscriber Line (DSL) deployments by telephone companies. In addition, the ExchangeMAX product group also experienced a year over year increase/decrease in net sales that is primarily related to the continued impact of competitive pricing pressures and weak demand for central office telecommunications equipment, our decision to exit the central office twisted pair cable business and _________.

          While we expect sales of Carrier products to be somewhat volatile since customer spending is mainly project-driven, we remain optimistic about our opportunities for the ICS and wireless product groups.

          We anticipate growth in sales primarily due to fiber to the node construction activity and DSL deployments and fiber to the node construction activity, which provide opportunities for our ICS product group. We also expect continuing expansion in cellular telephone base stations, which affects growth for our wireless product group.

          The increase/decrease in Carrier segment operating income is primarily attributable to __________ and __________ and was somewhat offset by _______.

                                  ANNEX C

"Weakness in domestic optical fiber owed not only to stagnant demand but also to staff and facility shifts predicated on a demand recovery going against the company. Furukawa Electric had expected optical fiber demand to increase with the penetration of fiber to the home (FTTH), but since October 2003 domestic shipments have continued to fall by more than 40% YoY. Current optical fiber facility utilization rates are around 40%. Not only OFS, which was already dragging down the company, but now domestic utilization as well is likely to fall into the red. In photonics too, although there were hopes for a halt to the slide in some demand for telecom equipment in the US, Furukawa Electric's sales remain on an uninterrupted downtrend."

Source: Morgan Stanley, "Furukawa Electric: Estimate Cuts as Expected, but Conditions Poor" (February 3, 2004).

                                  ANNEX D

"We currently think the enterprise value of OFS, which continues to make heavy losses, is close to zero, and we assume a base-case scenario in which the operations of OFS are shut down or sold in FY3/04."

Source: NikkoCitigroup, "Furukawa Electric: Worse-than-expected losses; outlook remains grim" (February 3, 2004).

                                  ANNEX E

"As I have already mentioned, we have disposed of impaired fixed assets and lowered our break-even point for the Telecommunications segment, a major contributor to our losses in fiscal 2004. In June 2004, we reached agreement with CommScope to turn OFS into a fully owned subsidiary, by agreeing to swap our shares in CommScope Inc. for CommScope's holdings in OFS BrightWave. We expect this move will generate a number of positive effects, such as further enhancing efficiencies in our management of OFS."

Source: 2004 Annual Report of The Furukawa Electric Co., Ltd., p. 5.

                                  ANNEX F

          On behalf of CommScope, Inc. (the "Company"), the undersigned hereby acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act of 1934, as amended;

     o comments of the Staff of the Division of Corporate Finance (the "Staff") or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the
        "Commission") from taking any action with respect to the filings;
        and

     o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                      Dated:  April 24, 2006

                                      COMMSCOPE, INC.


                                      By: /s/ Frank B. Wyatt, II
                                          -----------------------------
                                          Name:  Frank B. Wyatt, II
                                          Title: General Counsel